                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                AMENDMENT NO. 18

                                    ICO, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449293109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David M. Gerst
                                    ICO, Inc.
                          11490 Westheimer, Suite 1000
                              Houston, Texas 77077
                                 (281) 721-4200

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449293109

--------------------------------------------------------------------------------
     (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

          Dr. Al O. Pacholder
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC Use Only
--------------------------------------------------------------------------------
     (4)  Source of Funds

          OO
--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power       4,327,061 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power           252,955 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power         807,270 (See Item 5)
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

             4,237,061 (See Items 5 & 6)
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [X]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
             18.8% (See Items 5 & 6)
--------------------------------------------------------------------------------
     (14) Type of Reporting Person
             IN
--------------------------------------------------------------------------------

CUSIP No. 449293109

--------------------------------------------------------------------------------
     (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

          Sylvia A. Pacholder
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
     (3)  SEC Use Only
--------------------------------------------------------------------------------
     (4)  Source of Funds
          OO
--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power       4,236,797 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power           162,691 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power         807,270 (See Item 5)
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

             4,236,797 (See Items 5 & 6)
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [X]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
             18.4% (See Items 5 & 6)
--------------------------------------------------------------------------------
     (14) Type of Reporting Person
             IN
--------------------------------------------------------------------------------

CUSIP No. 449293109

--------------------------------------------------------------------------------
   (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Robin E. Pacholder
--------------------------------------------------------------------------------
   (2)   Check the Appropriate Box if a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   (3)   SEC Use Only
--------------------------------------------------------------------------------
   (4)   Source of Funds

         OO
--------------------------------------------------------------------------------
   (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   (6)   Citizenship or Place of Organization

         United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power          86,336 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power            86,336 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power               0 (See Item 5)
--------------------------------------------------------------------------------
   (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            86,336 (See Items 5 & 6)
--------------------------------------------------------------------------------
   (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [X]
--------------------------------------------------------------------------------
   (13)  Percent of Class Represented by Amount in Row (11)
            less than 1% (See Items 5 & 6)
--------------------------------------------------------------------------------
   (14)  Type of Reporting Person
            IN
--------------------------------------------------------------------------------

CUSIP No. 449293109

--------------------------------------------------------------------------------
   (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

         William J. Morgan
--------------------------------------------------------------------------------
   (2)   Check the Appropriate Box if a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   (3)   SEC Use Only
--------------------------------------------------------------------------------
   (4)   Source of Funds

         OO
--------------------------------------------------------------------------------
   (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   (6)   Citizenship or Place of Organization

                  United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power         884,270 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power            77,000 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power         807,270 (See Item 5)
--------------------------------------------------------------------------------
   (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            884,270 (See Items 5 & 6)
--------------------------------------------------------------------------------
   (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
   (13)  Percent of Class Represented by Amount in Row (11)
            3.9% (See Items 5 & 6)
--------------------------------------------------------------------------------
   (14)  Type of Reporting Person
            IN
--------------------------------------------------------------------------------

CUSIP No. 449293109

--------------------------------------------------------------------------------
    (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

         Pacholder Associates, Inc., Tax I.D. #31-1089398
--------------------------------------------------------------------------------
    (2)  Check the Appropriate Box if a Member of a Group
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    (3)  SEC Use Only
--------------------------------------------------------------------------------
    (4)  Source of Funds

         OO
--------------------------------------------------------------------------------
    (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

         Ohio corporation
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power         807,207 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                 0 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power         807,270 (See Item 5)
--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

            807,270 (See Items 5 & 6)
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)
            3.5% (See Items 5 & 6)
--------------------------------------------------------------------------------
    (14) Type of Reporting Person
            IA
--------------------------------------------------------------------------------

CUSIP No. 449293109

--------------------------------------------------------------------------------
    (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

         William E. Willoughby
--------------------------------------------------------------------------------
    (2)  Check the Appropriate Box if a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
    (3)  SEC Use Only
--------------------------------------------------------------------------------
    (4)  Source of Funds

         OO
--------------------------------------------------------------------------------
    (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

         United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power       1,689,929 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                 0 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power       1,689,929 (See Item 5)

--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

            1,689,929 (See Items 5 & 6)
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)
            7.4% (See Items 5 & 6)
--------------------------------------------------------------------------------
    (14) Type of Reporting Person
            IN
--------------------------------------------------------------------------------

CUSIP No. 449293109

--------------------------------------------------------------------------------
    (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

         Peggy S. Willoughby
--------------------------------------------------------------------------------
    (2)  Check the Appropriate Box if a Member of a Group
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    (3)  SEC Use Only
--------------------------------------------------------------------------------
    (4)  Source of Funds

         OO
--------------------------------------------------------------------------------
    (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

         United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power       1,689,929 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                 0 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power       1,689,929 (See Item 5)
--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

             1,689,929 (See Items 5 & 6)
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)
             7.4% (See Items 5 & 6)
--------------------------------------------------------------------------------
    (14) Type of Reporting Person
             IN
--------------------------------------------------------------------------------

CUSIP No. 449293109

--------------------------------------------------------------------------------
    (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

         William C. Willoughby
--------------------------------------------------------------------------------
    (2)  Check the Appropriate Box if a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
    (3)  SEC Use Only
--------------------------------------------------------------------------------
    (4)  Source of Funds

         OO
--------------------------------------------------------------------------------
    (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

         United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power         896,702 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                 0 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power         896,702 (See Item 5)
--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

              896,702 (See Items 5 & 6)
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)
              4.0% (See Items 5 & 6)
--------------------------------------------------------------------------------
    (14) Type of Reporting Person
              IN
--------------------------------------------------------------------------------

CUSIP No. 449293109

--------------------------------------------------------------------------------
  (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

       Regina S. Willoughby
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

       OO
--------------------------------------------------------------------------------
  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

       United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power         896,702 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                 0 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power         896,702 (See Item 5)
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          896,702 (See Items 5 & 6)
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)
          4.0% (See Items 5 & 6)
--------------------------------------------------------------------------------
  (14) Type of Reporting Person
          IN
--------------------------------------------------------------------------------

CUSIP No. 449293109
--------------------------------------------------------------------------------
  (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

       Catherine Willoughby Stephens
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

       OO
--------------------------------------------------------------------------------
  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

       United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                 0 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power         250,623 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                 0 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power         250,623 (See Item 5)
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         250,623 (See Items 5 & 6)
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)
         1.1% (See Items 5 & 6)
--------------------------------------------------------------------------------
  (14) Type of Reporting Person
         IN
--------------------------------------------------------------------------------

CUSIP No. 449293109

--------------------------------------------------------------------------------
  (1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

       Walter L. Leib
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

       OO
--------------------------------------------------------------------------------
  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

                  United States citizen
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power            86,405 (See Items 5 & 6)
Shares Bene-      --------------------------------------------------------------
  ficially        (8)      Shared Voting Power         820,799 (See Items 5 & 6)
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power            86,405 (See Item 5)
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power               0 (See Item 5)
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

           907,204 (See Items 5 & 6)
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)
           4.0% (See Items 5 & 6)
--------------------------------------------------------------------------------
  (14) Type of Reporting Person
           IN
--------------------------------------------------------------------------------

INTRODUCTORY NOTE

         This Amendment No. 18 to Schedule 13D is being filed on behalf of the individuals and entities listed on the cover pages to supplement and amend certain information set forth in Schedule 13D relating to securities of ICO, Inc. ("ICO"), originally filed on June 13, 1988, and as amended from time to time (as so amended, the "Original Statement"), with respect to no par value common stock ("Common Stock") of ICO. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement. Unless amended or restated, the Original Statement remains in effect. This Amendment includes, among other things, updating information which has been disclosed in certain cases in the filings by ICO of its preliminary Proxy Statement for the 2000 annual meeting filed with the SEC on January 9, 2001, definitive Proxy Statements for previous years, filings under Rule 14a-12 on Schedule 14A filed with the SEC on January 9, 2001 and January 19, 2001 and filings made by various parties under Rule 16(a) of the Securities Exchange Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is amended as follows. Unless restated below, information contained in the Original Statement is still in effect.

         Dr. Al O. Pacholder

         (a) - (c) Dr. Al O. Pacholder is Chairman of the Board of Directors and Chief Financial Officer of ICO, 11490 Westheimer, Suite 1000, Houston, Texas 77077.

         Sylvia A. Pacholder

         (a) - (c) Sylvia A. Pacholder is President, Chief Executive Officer, Secretary and Director of ICO, 11490 Westheimer, Suite 1000, Houston, Texas 77077.

         Robin E. Pacholder

         (a) - (c) Robin E. Pacholder is President of Wedco North America and a Director of ICO, both of 11490 Westheimer, Suite 1000, Houston, Texas 77077.

         Pacholder Associates, Inc.

         (a) - (c) Pacholder Associates, Inc. ("Pacholder Associates") is an Ohio corporation. Pacholder Associates' business address and the address of its principal office is 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236. Pacholder Associates is an investment advisory firm. Certain additional information regarding the directors and executive officers of Pacholder Associates is included on Schedule I, which is incorporated herein by reference.

         William C. Willoughby

         (a) - (c) William C. Willoughby is the president of Allgrind Plastics, Inc., 6 Vliet Farm Road, West Portal, New Jersey 08802.

         Regina S. Willoughby

         (a) - (c) Regina S. Willoughby is in charge of administrative services for Allgrind Plastics, Inc., 6 Vliet Farm Road, West Portal, New Jersey 08802.

         Fred R. Feder

                   See the paragraph entitled Fred R. Feder in Item 5(a)-(b) below.

         Theo J.M.L. Verhoeff

         (a) - (c) Theo J.M.L. Verhoeff is no longer employed by Wedco; his current employment is unknown.

         Catherine Willoughby Stephens

         (a) - (c) Catherine Willoughby Stephens is Vice President for Stephens Realty, Inc., 120 Hana Highway, P.O. Box 791630, Paia, Hawaii 96779-1630.

ITEM 3. SOURCE AND AMOUNT OF FUNDS.

                  Item 3 is supplemented as set forth below.

         Since the filing of Amendment 17 to Schedule 13D, ICO has undergone a corporate restructuring as described in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on April 16, 1998, which is incorporated herein by reference. The reorganization was effected by a holding company merger pursuant to which a new parent holding company was created that became the owner of the former publicly-held company. The holding company merger did not require action by ICO's shareholders, whose rights, privileges and interests remained the same with respect to the new parent corporation. In the holding company merger, each share of outstanding common stock of the former publicly-held company was exchanged for a share of common stock of the new parent company. The name of the new parent company remained ICO, Inc.

         Additionally, ICO Common Stock was acquired pursuant to (1) market purchases utilizing personal funds, (2) the grant of options for Common Stock pursuant to various ICO employee and non-employee director stock option plans and (3) various 401(k) plans maintained by ICO.

         In addition, as discussed in Item 6 below and incorporated herein by reference, in certain acquisition transactions by ICO, certain proxies and voting agreements regarding ICO's Common Stock were granted by the acquirers of Common Stock in such transactions.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is supplemented as set forth below.

         The ICO Shareholders and the parties described on Schedules I and II will review, on a continuous basis, the investments in ICO securities, including ICO Common Stock, options to acquire ICO Common Stock, warrants to acquire ICO Common Stock, Convertible Exchangeable Preferred Stock and 10-3/8% Senior Notes Due 2007 (collectively "Securities"), and ICO's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The ICO Shareholders and the parties described on Schedules I and II may, in the future, take such actions in respect of investments in the Securities as such persons deem appropriate in light of the circumstances from time to time. Currently, these plans include continuing to hold the Securities beneficially owned or acquiring additional Securities. Any acquisitions could be effected in private transactions, in the open market or otherwise. Additionally, ICO Shareholders and the parties described on Schedules I and II who are ICO employees or ICO directors would expect to continue to receive options or shares under ICO's stock option and 401(k) plans. Additionally, it is possible that the ICO Shareholders and the parties described on Schedules I and II could seek to dispose of Securities. Any such dispositions could be effected in private transactions, through a public offering, on the open market or otherwise. Securities may be transferred from time to time to entities controlled by ICO Shareholders and the parties described on Schedules I and II and to family members of such persons. Any sales, purchase or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, the ICO Shareholders and the parties described on Schedules I and II may take into consideration various factors, such as ICO's business and prospects, other developments concerning ICO, the obligations of, cash and financial resources and needs of, investment goals of and other business opportunities available to the ICO Shareholders and the parties described on Schedules I and II, developments with respect to each such person's individual or business circumstances, general economic conditions, interest rates, the market price for Securities and securities market conditions.

         The Wedco Shareholders will review, on a continuous basis, the investments in ICO Securities, and ICO's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Wedco Shareholders may, in the future, take such actions in respect of investments in the Securities as the Wedco Shareholders deem appropriate in light of the circumstances from time to time. Currently, these plans include continuing to hold the Securities beneficially owned or disposing of shares. Any such dispositions could be effected in private transactions, through a public offering, in the open market or otherwise. Additionally, it is possible that the Wedco Shareholders could seek to acquire Securities. Any such acquisitions could be effected in private transactions, in the open market or otherwise. Additionally, Wedco Shareholders who are ICO directors would expect to continue to receive options under ICO's stock option plan for non-employee directors. Securities may be transferred from time to time to entities or trusts controlled by Wedco Shareholders and to family members of Wedco Shareholders. Any sales, purchase or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, the Wedco Shareholders may take into consideration various factors, such as ICO's business and prospects, other developments concerning ICO, the obligations of, cash and financial resources and needs of, investment goals of and other business opportunities available to the Wedco Shareholders, developments with respect to each Wedco Shareholder's individual or business circumstances, general economic conditions, interest rates, the market price for Securities and securities market conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As of January 24, 2001, the persons and entities listed below, in the aggregate, beneficially owned 4,680,088 shares (or approximately 20.1%) of the shares deemed to be outstanding of ICO Common Stock as set forth in the following chart. Except as otherwise set forth in the notes below, each person or entity has sole voting and dispositive power with respect to the shares beneficially owned by them. The ICO 401(k) plans (the "Plans") were amended on January 26, 2001 to provide for voting of the ICO Common Stock held in the Plans at the direction of Plans' participants. Prior to this amendment, the Plans provided for the voting of 401(k) shares at the direction of ICO.

At the time of the 2000 annual meeting of the shareholders, shares held in the Plans were voted at the direction of the Plans' participants in accordance with the terms of the Plans at that time. After the date of the 2000 annual meeting of the shareholders, the administrator of the Plans was changed. At the time of this change of administrator, the Plans were also changed to provide for voting of the 401(k) shares at the direction of ICO. But, ICO did not vote the shares in the Plans pursuant to this amendment because the Plans were amended as discussed above before a shareholder vote took place. Except as specifically set forth in the notes below, share amounts exclude the shares of Common Stock that can be voted pursuant to the voting agreements and irrevocable proxies described in Item 6 below. The information included in Item 6 is incorporated herein by reference.

                                     VOTING POWER         DISPOSITIVE POWER        TOTAL
                                 --------------------   ---------------------   BENEFICIAL
       HOLDER                     SOLE       SHARED      SOLE         SHARED     OWNERSHIP      %*
-----------------------------    ------     ---------   -------     ---------   ----------     -----
Dr. Al O. Pacholder(1)(2)             0     4,327,061   252,955       807,270    4,327,061     18.8%
Sylvia A. Pacholder(2)(3)             0     4,236,797   162,691       807,270    4,236,797     18.4%
Robin E. Pacholder(4)                 0        86,336    86,336             0       86,336       **
William J. Morgan(2)(5)               0       884,270    77,000       807,270      884,270      3.9%
Pacholder Associates, Inc.(2)         0       807,270         0       807,270      807,270      3.5%
William E. Willoughby(6)              0     1,689,929         0     1,689,929    1,689,929      7.4%
Peggy S. Willoughby(7)                0     1,689,929         0     1,689,929    1,689,929      7.4%
William C. Willoughby(8)              0       896,702         0       896,702      896,702      4.0%
Regina S. Willoughby(9)               0       896,702         0       896,702      896,702      4.0%
Theo J.M.L. Verhoeff(10)              0        81,709         0        81,709       81,709       **
Catherine Willoughby
Stephens(11)                          0       250,623         0       250,623      250,623      1.1%
Walter L. Leib(12)               86,405       820,799    86,405             0      907,204      4.0%

----------

*        Based on total beneficial ownership.

**       Less than 1% of outstanding shares.

(1) Share amounts include 118,200 shares of Common Stock, 125,000 shares of Common Stock that are issuable upon the exercise of stock options granted under ICO's various employee stock option plans, 6,000 shares of Common Stock issuable upon exercise of stock options granted under ICO's 1993 Stock Option Plan for Non-Employee Directors, 3,755 shares held in ICO's various 401(k) plans and (a) 374,873 shares of Common Stock issued in connection with acquisitions by ICO over which Sylvia Pacholder and Dr. Pacholder share voting power (but exclude 20,949 shares of Common Stock in ICO's 401(k) plans owned by recipients of ICO Common Stock in connection with the Bayshore Industrial, Inc. merger), and (b) 2,891,963 shares of Common Stock of ICO subject to the Shareholders Agreement related to the Wedco merger (included as Exhibit 3 to Amendment 15 to this Schedule 13D and incorporated herein by reference; hereinafter the "Wedco Shareholders Agreement") over which Sylvia Pacholder and Dr. Pacholder possess the power to vote on certain matters (excluding the shares owned by Fred R. Feder discussed in the paragraph following these notes). Dr. Pacholder disclaims ownership of the 2,891,963 shares related to the Wedco Shareholders Agreement and the 374,873 shares related to the acquisitions. Excludes the following shares owned by Sylvia Pacholder to which Dr. Pacholder disclaims beneficial ownership: 31,400 shares of Common Stock, 125,000 shares of Common Stock issuable upon exercise of stock options granted under ICO's various employee stock option plans, 2,000 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors and 4,291 shares held in ICO's 401(k) plans.

(2) Share amounts include 180,000 shares of Common Stock and 63,051 shares of Common Stock that may be acquired upon conversion of Convertible Exchangeable Preferred Stock held by a limited partnership, Pacholder Heron, L.P. ("Pacholder Heron"). See Schedule II for additional information regarding Pacholder Heron. Schedule II is incorporated herein by reference. Pursuant to an Investment Advisory Agreement, Pacholder Associates has sole voting and investment power over such securities. This agreement is included as Exhibit 5 to this Amendment 18 to Schedule 13D and is incorporated herein by reference. Share amounts also include 415,461 shares of Common Stock, 102,879 shares of Common Stock that may be acquired through the exercise of warrants (such warrants have an exercise price of $5.00 and expire in July 2002; see the notes to ICO financial statements included in ICO's Form 10-K for the year ended September 30, 2000 as filed with the SEC on December 21, 2000) and 45,879 shares of Common Stock that may be acquired upon conversion of Convertible Exchangeable Preferred Stock owned by Pacholder Associates. Dr. Pacholder, Ms. Sylvia Pacholder and Mr. Morgan are majority owners of Pacholder Associates. See Schedule I for additional information regarding Pacholder Associates. Schedule I is incorporated herein by reference.

(3) Share amounts include 31,400 shares of Common Stock, 125,000 shares of Common Stock that are issuable upon exercise of stock options granted under ICO's various employee stock option plans, 2,000 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors, 4,291 shares of Common Stock held in ICO's 401(k) plan and (a) 374,873 shares of Common Stock issued in connection with acquisitions by ICO over which Sylvia Pacholder and Dr. Pacholder share voting power (but exclude 20,949 shares of Common Stock in ICO's 401(k) plans owned by recipients of ICO Common Stock in connection with the Bayshore Industrial, Inc. merger) and (b) 2,891,963 shares of Common Stock of ICO subject to the Wedco Shareholders Agreement over which Sylvia Pacholder and Dr. Pacholder possess the power to vote on certain matters (excluding the shares owned by Fred R. Feder discussed in the paragraph following these notes). Sylvia Pacholder disclaims beneficial ownership of the 2,891,963 shares related to the Wedco Shareholders Agreement and the 374,873 shares related to the acquisitions. Excludes the following shares owned by Dr. Al Pacholder to which Sylvia Pacholder disclaims beneficial ownership: 118,200 shares of Common Stock, 125,000 shares of Common Stock issuable upon exercise of stock options granted under ICO's various employee stock option plans, 6,000 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors and 3,755 shares held in ICO's 401(k) plans.

(4) Share amounts include 14,700 shares of Common Stock, 1,644 Shares of Common Stock that may be acquired upon conversion of Convertible Exchangeable Preferred Stock, 50,000 shares of Common Stock that are issuable upon exercise of stock options granted under ICO's various employee stock option plans, 11,000 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors and 8,992 shares of Common Stock held in ICO's 401(k) plans. Excludes the following shares owned by David Gerst, Robin Pacholder's spouse, to which Robin Pacholder disclaims beneficial ownership: 50,000 shares of Common Stock issuable upon exercise of stock options granted under ICO's various employee stock option plans and 3,350 shares of Common Stock held in ICO's 401(k) plans.

(5) Share amounts include 44,000 shares of Common Stock and 33,000 shares of Common Stock that are issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors.

(6) Share amounts include 850,544 shares of Common Stock, 27,000 shares of Common Stock that are issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors, 149,139 shares of Common Stock owned jointly with his wife, Peggy Willoughby, and 663,246 shares owned solely by his wife.

(7) Share amounts include 663,246 shares of Common Stock, 149,139 shares of Common Stock owned jointly with her husband, William E. Willoughby, 850,544 shares owned solely by her husband and 27,000 shares of Common Stock that are issuable upon exercise of stock options granted to her husband under the 1993 Stock Option Plan for Non-Employee Directors.

(8) Share amounts include 794,867 shares of Common Stock, 21,212 shares of Common Stock held in trust for a minor child, 4,230 shares of Common Stock held in a retirement account, 71,495 shares of Common Stock held by his wife, Regina Willoughby, and 4,898 shares of Common Stock held by his wife in trust for a minor child.

(9) Share amounts include 71,495 shares of Common Stock, 4,898 shares of Common Stock held in trust for a minor child, 794,867 shares of Common Stock held by her husband, William C. Willoughby, 21,212 shares of Common Stock held by her husband in trust for a minor child and 4,230 shares of Common Stock held in a retirement account by her husband.

(10) Share amounts include 6,560 shares of Common Stock and 75,149 shares of Common Stock held by Mr. Verhoeff's wife.

(11) Share amounts include 250,623 shares of Common Stock, 6,758 shares of which are held by Ms. Stephens' husband.

(12) Share amounts include 55,021 shares of Common Stock, 4,384 shares of Common Stock that may be acquired upon conversion of Convertible Exchangeable Preferred Stock, 27,000 shares of Common Stock that are issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors and 820,799 shares of Common Stock of ICO subject to the Wedco Shareholders Agreement over which Mr.

         Lieb has the power to vote on certain matters.

Fred R. Feder

         To the best of the knowledge of the signatories of this Amendment No. 18 to Schedule 13D, Fred R. Feder, a signatory to previous amendments to
Schedule 13D and party to the Wedco Shareholders Agreement, (1) owned 90,169 shares of ICO Common Stock as of January 29, 2001, including 406 shares held in an IRA account, (2) is employed by Ingenia Polymers, 2222 Appelt, Houston, Texas 77015, a company involved in petrochemical processing and (3) resides at 304 Briarbrook Cove, Collierville, Tennessee 38017.

         (c) The following transactions were made in the past sixty days. Unless otherwise provided, all transactions were effected as open market transactions of Common Stock on NASDAQ.


                                 PURCHASE OR   NUMBER OF
  SHAREHOLDER           DATE        SALE         SHARES     PRICE PER SHARE
-----------------     ---------  -----------   ---------    ---------------
William J. Morgan     12/6/2000   purchase       10,000        $  1.1875
Walter L. Leib        12/6/2000   purchase        1,000        $   1.287


         (d) None.

         (e) PM Delaware, Inc., a signatory to previous amendments to Schedule 13D, was merged into Pacholder Associates on February 19, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is supplemented as follows.

         In connection with several acquisitions by ICO in which the sellers received shares of the Common Stock of ICO, such sellers granted certain rights to vote those shares to members of ICO's management. See Schedule III for certain additional information regarding these sellers. Schedule III is incorporated herein by reference.

         Pursuant to ICO's acquisition of Frontier Inspection Services, Inc. in April 1994, each recipient of shares of ICO Common Stock granted an irrevocable proxy appointing the Chairman of the Board and the President of ICO, or either of them, to vote all ICO shares the recipient received in connection with the acquisition on any matter on which shareholders are entitled to vote. The proxy expires upon the earliest of: (1) termination of employment of the recipient,
(2) transfer of the shares to a person not affiliated with or an immediate family member of the recipient or (3) ten years. One of the recipients, Jack C. Cave, currently owns 78,000 shares of ICO Common Stock that he received in the acquisition and is an employee of ICO. In addition, Mr. Cave holds, in ICO's 401(k) plans, 1,590 shares of ICO Common Stock. Mr. Cave is the beneficial owner of 28,000 shares of ICO Common Stock issuable upon exercise of stock options granted under ICO's various employee stock option plans.

         Pursuant to ICO's acquisition of R. J. Dixon, Inc. in June 1995, Raymond J. Dixon, Jr. granted an irrevocable proxy appointing the Chairman of the Board and the President of ICO, or either of them, to vote all ICO shares he received in connection with the acquisition on any matter on which shareholders are entitled to vote. The proxy expires upon the earliest of: (1) termination of employment of Mr. Dixon, (2) transfer of the shares to a person not affiliated with or an immediate family member of Mr. Dixon or (3) ten years. Mr. Dixon is an employee of ICO and currently holds 94,884 shares of ICO Common Stock that he received in the acquisition. Mr. Dixon is the beneficial owner of 1,000 shares of ICO Common Stock issuable upon the exercise of stock options granted under ICO's various employee stock option plans.

         Pursuant to ICO's acquisition of Polymer Service of Indiana, Inc. in July 1996, each recipient of shares of ICO Common Stock granted an irrevocable proxy appointing the Chairman of the Board and the President of ICO, or either of them, to vote all ICO shares that the recipient is entitled to vote on any matter on which shareholders are entitled to vote. The proxy expires upon the earlier of (1) transfer of the shares to a non-affiliated person or entity or
(2) ten years. One of the recipients, Joe Moore, currently owns 23,942 shares of ICO Common Stock.

         Pursuant to ICO's acquisition of Bayshore Industrial, Inc. in December 1996, each recipient of shares of ICO Common Stock granted an irrevocable proxy appointing the Chairman of the Board and the President of ICO, or either of them, to vote all ICO shares the recipient is entitled to vote on any matter on which shareholders are entitled to vote. The proxy expires upon the earliest of:
(1) transfer of the shares to a non-affiliated person or entity, (2) termination of employment of the recipient, (3) if either one or both of Dr. Al Pacholder and

Sylvia Pacholder cease to serve as Chairman of the Board and President and Chief Executive Officer, respectively, of ICO or (4) ten years. Three of the recipients, Eddie Johnson, Max Kloesel and Carol C. Munn, currently own shares ICO Common Stock and are employees of ICO. They hold 60,283, 116,361 and 1,403 shares of ICO Common Stock, respectively. In addition, Eddie Johnson, Max Kloesel and Carol C. Munn hold, in ICO's 401(k) plans, 7,284, 10,660 and 3,005 shares of ICO Common Stock, respectively. Carol C. Munn is the beneficial owner of 20,000 shares of ICO Common Stock issuable upon the exercise of stock options granted under ICO's various employee stock option plans.

         The descriptions of the agreements and proxies contained above do not purport to be complete and are qualified in their entirety by provisions of such documents, copies of which have been included as Exhibits 1, 2, 3 and 4 hereof and which are incorporated herein by reference.

         Pacholder Associates, which is majority-owned by Dr. Al O. Pacholder, Sylvia A. Pacholder and William J. Morgan, may be deemed to beneficially own 10-3/8% Senior Notes due 2007 of ICO (the "Senior Notes"):

         o Senior Notes owned by Pacholder High Yield Fund, Inc. ("PHYF") for which Pacholder Associates may be deemed to possess dispositive authority; and

         o Senior Notes owned by three Pacholder Associates clients for which Pacholder Associates may be deemed to possess dispositive authority.

         The Senior Notes are held pursuant to customary arrangements similar to those for which Pacholder Associates or PHYF (neither of which was formed with a view to investing in such securities) holds other securities. Such arrangements do not relate specifically to the Senior Notes. See the Investment Advisory Agreement between Pacholder High Yield Fund, Inc. (formerly known as Pacholder Fund, Inc.) and Pacholder & Company, LLC included as Exhibit 6 to this Amendment 18 to Schedule 13D and incorporated herein by reference. Pacholder & Company, LLC is 51%-owned by Pacholder Associates and possesses the investment powers set forth in the Investment Advisory Agreement.

         In addition, Pacholder Associates possesses dispositive and voting authority in regard to certain Common Stock and Convertible Exchangeable Preferred Stock held by Pacholder Heron pursuant to an Investment Advisory Agreement between Pacholder Heron and Pacholder Associates. A copy of this agreement is included as Exhibit 5 to this Amendment 18 to Schedule 13D and is incorporated herein by reference. See also the table of security ownership included in Item 5 above and note (2) to that table. This information is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Investment Letter dated April 20, 1994, executed by Jack C. Cave relating to the Frontier Inspection Services, Inc. merger.

2. Irrevocable proxy dated June 1, 1995, executed by Raymond J. Dixon, Jr. relating to the R.J. Dixon, Inc. merger.

3. Voting Agreement and Irrevocable Proxy dated July 19, 1996, executed by Joe Moore relating to the Polymer Service of Indiana, Inc. merger.

4. Voting Agreements and Irrevocable Proxies dated December 9, 1996 executed by Eddie Johnson, Max Kloesel and Carol C. Munn relating to the Bayshore Industrial, Inc. merger.

5. Investment Advisory Agreement dated December 17, 1997 between Pacholder Heron, L.P. and Pacholder Associates, Inc.

6. Investment Advisory Agreement dated August 20, 1998 between Pacholder High Yield Fund, Inc. (formerly known as Pacholder Fund, Inc.) and Pacholder & Company, LLC (51%-owned by Pacholder Associates, Inc.).

         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

                                    /s/ Dr. Al O. Pacholder
Dated:  January 30, 2001            ----------------------------------------
                                    Dr. Al O. Pacholder, Individually and As
                                    Attorney-in-Fact for:

                                    Sylvia A. Pacholder
                                    Robin E. Pacholder
                                    William J. Morgan
                                    Pacholder Associates, Inc.
                                    William E. Willoughby
                                    Peggy S. Willoughby
                                    William C. Willoughby
                                    Regina S. Willoughby
                                    Catherine Willoughby Stephens
                                    Walter L. Leib

                                                                      SCHEDULE I

         DIRECTORS AND EXECUTIVE OFFICERS OF PACHOLDER ASSOCIATES, INC.



         For each director and executive officer of Pacholder Associates, Inc. ("Pacholder Associates"), the following table sets forth the name, business address and present principal occupation or employment and the organization where such employment is conducted.

                                                                       RESIDENCE OR BUSINESS ADDRESS; PRESENT
                                                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                                       PRINCIPAL BUSINESS AND ADDRESS OF ANY
                                                                       CORPORATION OR OTHER ORGANIZATION IN
                                    POSITION WITH PACHOLDER                  WHICH SUCH EMPLOYMENT IS
NAME                                       ASSOCIATES                               CONDUCTED(1)
-------------------------          -------------------------    --------------------------------------------------
Al O. Pacholder(2)                 Chairman of the Board and    Chairman and Chief Financial Officer of ICO, Inc.,
                                   Director                     11490 Westheimer, Suite 1000, Houston, Texas 77077

William J. Morgan(2)               President and Director

James P. Shanahan, Jr.(3)          Executive Vice President
                                   and Director

James E. Gibson(2)                 Executive Vice President

Sylvia A. Pacholder(2)             Director                     President, Chief Executive Officer, Secretary and
                                                                Director of ICO, Inc., 11490 Westheimer, Suite
                                                                1000, Houston, Texas 77077

         (1) If the individual's principal employment is with Pacholder Associates, this column is left blank. The address of Pacholder Associates is 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236, and this is the business address for each individual whose principal employment is with Pacholder Associates.

         (2) This individual is a signatory of this Schedule 13D. Information for Items 2 through 6 of Schedule 13D for this individual is disclosed in the Original Statement and Amendment No. 18.

         (3) Mr. Shanahan is a citizen of the United States. Mr. Shanahan has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws. Mr. Shanahan owns 15,000 shares of ICO Common Stock, for which he has sole voting and dispositive power. Mr. Shanahan is the custodian of 300 shares of Convertible Exchangeable Preferred Stock for his minor child for which he may be deemed to be a beneficial owner. Mr. Shanahan was given the 15,000 shares of Common Stock by ICO for services he rendered in conjunction with the Wedco acquisition. The shares of Convertible Exchangeable Preferred Stock were acquired with personal funds.

                                                                     SCHEDULE II


                CERTAIN INFORMATION REGARDING PACHOLDER HERON, LP



         Pacholder Heron, L.P. ("Pacholder Heron") is a Delaware limited partnership. Its principal business activity is acting as an investment partnership. Pacholder Heron's business address is c/o Pacholder Associates, Inc., 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236. Information regarding the general partners of Pacholder Heron is set forth in the table below.

                                             RESIDENCE OR BUSINESS ADDRESS; PRESENT PRINCIPAL
                                             OCCUPATION OR EMPLOYMENT; PRINCIPAL BUSINESS AND
                                            ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED
-----------------------------               ---------------------------------------------------
Al O. Pacholder(1)                       Chairman and Chief Financial Officer of ICO, Inc., 11490
                                         Westheimer, Suite 1000, Houston, Texas 77077

William J. Morgan(1)                     President and Director, Pacholder Associates, Inc., 8044
                                         Montgomery Road, Suite 480, Cincinnati, Ohio 45236

Pacholder Associates, Inc.(1)            Investment Advisory Firm, 8044 Montgomery Road, Suite
                                         480, Cincinnati, Ohio 45236

James P. Shanahan, Jr.(2)                Executive Vice President and Director, Pacholder Associates,
                                         Inc., 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236


---------

         (1) This individual is a signatory of this Schedule 13D. Information for Items 2 through 6 of Schedule 13D for this individual is disclosed in the Original Statement and Amendment No. 18.

         (2) Information regarding Mr. Shanahan is included on Schedule I to Amendment 18 of Schedule 13D, and this information is incorporated herein by reference.

         Pacholder Heron has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         ICO securities held by Pacholder Heron were acquired with personal funds and working capital of the partners. Pacholder Associates has been granted voting and dispositive authority over the ICO (and other) securities held by Pacholder Heron pursuant to an Investment Advisory Agreement between Pacholder Heron and Pacholder Associates. This agreement is included as Exhibit 5 to this Amendment 18 to Schedule 13D and is incorporated herein by reference.

                                                                    SCHEDULE III


                      CERTAIN INFORMATION REGARDING PERSONS
                WHO ARE PARTIES TO PROXIES AND VOTING AGREEMENTS
                           WITH ICO RELATED TO MERGERS



         To the best of the knowledge of each individual and entity listed on the cover of and signatory to this Amendment No. 18 to Schedule 13D:

         (1) during the last five years, none of the following individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws; and

         (2) each of the individuals listed below is a citizen of the United States.

                                                       RESIDENCE OR BUSINESS ADDRESS; PRESENT PRINCIPAL
                                                       OCCUPATION OR EMPLOYMENT; PRINCIPAL BUSINESS AND
                                                      ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                                          WHICH SUCH EMPLOYMENT IS CONDUCTED
---------------------                                 ---------------------------------------------------
Jack C. Cave                             Special Project Manager, ICO Worldwide, Inc., 5012 Andrews Highway, Odessa,
                                         Texas 79762.  ICO Worldwide, Inc.'s principal business is oilfield services.

Raymond J. Dixon, Jr.                    Vice President of Business Development, ICO Worldwide, Inc., Post Office
                                         Box 1107, Youngsville, Louisiana 70592.  ICO Worldwide, Inc.'s principal business is oilfield services.

Joe Moore                                3307 Latrobe Lane, Katy, Texas 77450.  Mr. Moore is a former employee, and current employment information is not known.

Eddie Johnson                            Maintenance and Procurement Manager, Bayshore Industrial, Inc., 1300 McCabe
                                         Road, La Porte, Texas 77571.  Bayshore Industrial, Inc.'s principal business is specialized petrochemical processing.

                                                                    SCHEDULE III

                                                       RESIDENCE OR BUSINESS ADDRESS; PRESENT PRINCIPAL
                                                       OCCUPATION OR EMPLOYMENT; PRINCIPAL BUSINESS AND
                                                      ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                                          WHICH SUCH EMPLOYMENT IS CONDUCTED
---------------------                                 ---------------------------------------------------
Max Kloesel                              Senior Vice President of Sales, Bayshore Industrial, Inc., 1300 McCabe
                                         Road, La Porte, Texas 77571.  Bayshore Industrial, Inc.'s principal business is specialized petrochemical processing.

Carol Munn                               Vice President - Director of Taxation, ICO, Inc., 11490 Westheimer, Suite
                                         1000, Houston, Texas 77077.  ICO is engaged in specialized petrochemical processing and oilfield services.

         Shares of ICO Common Stock held by the individuals listed above were acquired in the various merger transactions discussed in Item 6 of Amendment 18 to Schedule 13D (and incorporated herein by reference), with personal funds, pursuant to ICO's various 401(k) plans and pursuant to ICO's various employee stock option plans.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                      DESCRIPTION
-------                   ------------

1. Investment Letter dated April 20, 1994, executed by Jack C. Cave relating to the Frontier Inspection Services, Inc. merger.

2. Irrevocable proxy dated June 1, 1995, executed by Raymond J. Dixon, Jr. relating to the R.J. Dixon, Inc. merger.

3. Voting Agreement and Irrevocable Proxy dated July 19, 1996, executed by Joe Moore relating to the Polymer Service of Indiana, Inc. merger.

4. Voting Agreements and Irrevocable Proxies dated December 9, 1996 executed by Eddie Johnson, Max Kloesel and Carol C. Munn relating to the Bayshore Industrial, Inc. merger.

5. Investment Advisory Agreement dated December 17, 1997 between Pacholder Heron, L.P. and Pacholder Associates, Inc.

6. Investment Advisory Agreement dated August 20, 1998 between Pacholder High Yield Fund, Inc. (formerly known as Pacholder Fund, Inc.) and Pacholder & Company, LLC (51% owned by Pacholder Associates, Inc.).